                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                 ICT Group, Inc.
                                ----------------
                                 Name of Issuer

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   44929Y 10 1
                                  ------------
                                  CUSIP Number





         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 5 pages




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-------------------------------                    -----------------------------
CUSIP NO.   44929Y 10 1                13G                 Page 2 of 5 Pages
          ---------------
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

           Eileen B. Oakley, Trustee

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                       (b)  [ ]


--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

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                             5      SOLE VOTING POWER

                                    2,062,500(1)
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                       -0-
       REPORTING
        PERSON              ----------------------------------------------------
         WITH
                             7      SOLE DISPOSITIVE POWER

                                    2,062,500(1)

                            ----------------------------------------------------

                             8      SHARED DISPOSITIVE POWER

                                    -0-


--------------------------------------------------------------------------------


   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,062,500(1)
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           17.9%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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                             FOOTNOTES TO COVER PAGE
                                 OF SCHEDULE 13G
                             -----------------------

                                EILEEN B. OAKLEY


         Eileen B. Oakley serves as a trustee with sole dispositive and sole voting power over the following trusts: (i) Trust f/b/o Eileen B. Oakley under The Brennan Family 1996 Trust Agreement dated February 16, 1996; (ii) Trust f/b/o Donald P. Brennan, Jr. under The Brennan Family 1996 Trust Agreement dated February 16, 1996; (iii) Trust f/b/o Maureen C. Brennan under The Brennan Family 1996 Trust Agreement dated February 16, 1996; (iv) Trust f/b/o Patrick K. Brennan under The Brennan Family 1996 Trust Agreement dated February 16, 1996;
(v) Trust f/b/o Jonathan R. Brennan under The Brennan Family 1996 Trust Agreement dated February 16, 1996; (vi) Trust f/b/o Erin P. Brennan under The Brennan Family 1996 Trust Agreement dated February 16, 1996; and (vii) The Donald P. Brennan Qualified Grantor Retained Annuity Trust.




                                Page 3 of 5 pages


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                                  SCHEDULE 13G

Item 1.           (a)  Name of Issuer:  ICT Group, Inc., a Pennsylvania corporation (the
                  "Company").

                  (b)  Address of Issuer's Principal Executive Offices:  800 Town Center Drive,
                  Langhorne, Pennsylvania 19047

Item 2.           (a)  Name of Person Filing: Eileen B. Oakley, as Trustee of the various Trusts identified in the footnote to this Schedule 13G.

                  (b)  Address of Principal Business Office or, if none, Residence: Eileen B. Oakley
                  c/o John J. Brennan, 800 Town Center Drive, Langhorne, Pennsylvania 19047

                  (c)  Citizenship:  United States of America

                  (d)  Title of Class of Securities:  Common Stock

                  (e)  CUSIP Number:  44929Y 10 1

Item 3.           If this statement is filed pursuant to Rules 13d-1(b), or 13-d-2(b), check whether the person filing is a:  N/A

Item 4.           Ownership.  For information concerning the ownership of Common Stock of the
                  Company by Ms. Oakley, as Trustee, see Items 5 through 9 and 11 of the cover page to this Schedule 13G and the footnote thereto.

Item 5.           Ownership of Five Percent or Less of a Class.  N/A

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.  No other persons have the right to receive or the power to direct the receipt of dividends
                  (if any) from, or the proceeds from the sale of, shares covered hereby.
                  However, Donald P. Brennan, as Co-Trustee of the various trusts identified in the footnote to the cover page of this Schedule 13G, has the right to participate in decisions regarding the reinvestment of any dividends or the proceeds from any sale of the shares covered hereby.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the
                  Security Being Reported on By the Parent Holding Company.  N/A

Item 8.           Identification and Classification of Members of the Group.  See the cover page of this Schedule 13G and the footnote thereto.

Item 9.           Notice of Dissolution of Group.  N/A

Item 10.          Certification.  N/A


                                Page 4 of 5 pages


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                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 13, 1998
---------------------------------
Date



/s/ Eileen B. Oakley, Trustee
---------------------------------
Name



Eileen B. Oakley, Trustee
---------------------------------
Name





                                Page 5 of 5 pages